March 10, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Arthur C. Sandel

Re:	GMF Leasing LLC and ACAR Leasing Ltd.

Registration Statement on Form S-3

Filed January 16, 2015

File Nos. 333-201577 and 333-201577-01 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GMF Leasing LLC (the “Depositor”) and ACAR Leasing Ltd. (together with the Depositor, the “Registrants”), hereby respectfully request the acceleration of the effective date of the above-captioned Registration Statement, which was filed on January 16, 2015 and amended on February 23, 2015 and March 3, 2015 (as amended, the “Amended Registration Statement”), such that the Amended Registration Statement becomes effective at 11:00 A.M. on Friday, March 13, 2015 or as soon thereafter as practicable.

Each Registrant acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve such Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) such Registrant may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Frank E. Brown III

Frank E. Brown III, Esq.
Senior Vice President, Corporate Counsel and Secretary